Mail Stop 4561

      July 29, 2005

James W. McLane
Chairman and Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

	Re:	Healthaxis Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2004
		Filed March 31, 2005
   Forms 8-K filed March 30, 2005 and May 16, 2005
		File No. 000-25797

Dear Mr. McLane:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K Filed March 31, 2005

Consolidated Statements of Cash Flows, page 45

1. We note your disclosure on page 56 relating to your note payable to UICI where the promissory note will be paid through deductions from monthly invoices for services provided to one of UICI`s subsidiaries. Based on this disclosure, it appears that the repayment of the note payable through these deductions represents a non-cash activity. Help us understand why you have included a cash outflow from financing activities in your statements of cash flows related to the repayment of this note. Refer to paragraph 32 of SFAS
95.

Note 1 - Organization and Summary of Significant Accounting
Policies,
page 48

2. We note that you have capitalized software costs related to software to be sold, leased or otherwise marketed which are included in capitalized software on your balance sheet as of December 31,
2004
and 2003. We also note on page 24 that you state that customers do not have the contractual right to take possession of the software and with some exceptions, you have not licensed such software. Additionally, you also state that no new licenses were granted in 2004. Tell us how you determined the remaining capitalized software costs are realizable given the fact that you did not sell any licenses in 2004. Refer to paragraph 10 of SFAS 86.

3. We note the line item "amortization of intangibles" in your statements of operations includes amortization of developed software as noted on page 30. Tell us how you considered FASB Staff Implementation Guide, SFAS 86, Question 17 in determining the classification of such costs.

Note 10 - Stockholders` Equity, page 59

4. We note that you modified your Series A Convertible preferred stock agreement which modified the conversion terms and provided for the issuance of warrants. Tell us how you determined the fair value of the new preferred stock of $4.8 million, including the underlying assumptions you applied. Also, tell us how you considered the guidance in EITF 98-5 and EITF 00-27 and whether any beneficial conversion feature existed. In this regard, based on the fair value of the new preferred stock and the fair value of your common stock at the commitment date, it appears that the conversion option of the new preferred stock is in the money at the commitment date. Please advise.

Note 16 - Subsequent Event, page 66

5. We note that subsequent to your interim balance sheet date, you entered into a Stock and Warrant Purchase Agreement with Tak Investments, Inc., as well as a number of related agreements.
Tell
us how you intend to account for each of the elements included in this integrated transaction. Your response should clearly address your proposed accounting for the Remote Resourcing Agreement with Healthcare BPO Partners. In this regard, we note that Healthcare BPO
Partners, a related party, will provide personnel and infrastructure dedicated for your exclusive use to support your operations and those operations will be managed by you. Tell us how you considered
Article 11-01(d) and EITF 98-3 in the assessment of whether you acquired a business as part of these transactions. Please advise.

Forms 8-K dated March 30, 2005 and May 16, 2005

6. We note your use of non-GAAP measures under Item 9.01 of the Form
8-K`s noted above. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation
S-X and the guidance set forth in the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures:

* Please explain how the "GAAP/Non-GAAP Comparison and Reconciliation" presented under Item 9.01 complies with the
reconciliation requirement under Regulation G.   In this regard,
it
is unclear where and how you have reconciled your EBITDA loss to your
GAAP Net loss.
* The reconciliation you present also appears to create a number of additional non-GAAP measures, specifically `cash expense - cost of revenues, cash expense - sales and marketing, cash expense general and administrative and cash expense - research and development. Tell us how your disclosures comply with the guidance in Regulation G for each of these non-cash items.
* Please explain why you use the term EBITDA to describe your non-GAAP measure. In this regard, explain why you believe EBITDA is a reasonable term to describe what you parenthetically describe as "revenues less cash operating expenses".
* We also note your statement that "management believes these non-GAAP financial measures are useful in monitoring basic cash flow," which suggests the measure represents a measure of liquidity, rather than a measure of performance. Please note that a measure of liquidity should be reconciled to cash flows from operations rather than net income. Please advise.

If you believe this non-GAAP measure is a measure of performance, tell us how you considered the guidance and disclosure requirements in Questions 15 and Question 8 to the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

??

??

??

??

James W. McLane
Healthaxis Inc.
July 29, 2005
Page 1